May 10, 2021

David Manion

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0505

Re:	JANUS ASPEN SERIES

1933 Act File No. 033-63212

1940 Act File No. 811-07736

JANUS INVESTMENT FUND

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Dear Mr. Manion,

On behalf of Janus Aspen Series (“JAS”) and Janus Investment Fund (“JIF,” and together with “JAS,” the “Registrants,” and each, a “Registrant”), this letter is to respond to comments that were provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 29, 2021, with respect to the Staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants and their series (each, a “Fund,” and together, the “Funds”) relating to the fiscal years ended June 30, 2020, September 30, 2020, and December 31, 2020. We have summarized your comments to the best of our understanding and provided our responses below.

1.

Staff Comment: The Staff noted that the Management’s Discussion of Fund Performance (the “MDFP”) section of the annual report for Janus Henderson High-Yield Fund states that the Fund’s use of interest rate futures during the reporting period detracted from the Fund’s “relative results.” The Staff asked JIF to reconcile this statement with data in the Statement of Operations reflecting a net gain from the Fund’s investments in futures during the reporting period, as well as why JIF did not include a statement in the MDFP as to the Fund’s investments in swaps, and their detraction from the Fund’s performance, during the reporting period.

Response: JIF notes that the MDFP should have stated that the aggregate use of derivatives, including investments in credit default swaps, detracted from the Fund’s performance during the period. JIF will revisit the process for preparing MDFP commentary to accurately reflect the material impacts of derivatives usage in future shareholder reports.

2.

Staff Comment: The Staff noted that the MDFP section of the annual report for Janus Henderson Multi-Sector Income Fund states that the Fund used interest rate futures and swaps to “efficiently express [the portfolio managers’] view on rates.” The Staff asked JIF to reconcile this statement with data in the Statement of Operations reflecting a net loss from the Fund’s investments in swaps during the reporting period.

Response: JIF notes that the referenced MDFP commentary was intended to describe the portfolio managers’ rationale for using derivatives during the period (i.e., derivatives were used to manage interest rate exposure). JIF does not believe this statement suggests the level of success of the strategy and notes that the MDFP later states that the portfolio managers’ use of derivatives “contributed to relative results.”

3.

Staff Comment: The Staff noted that Janus Henderson Contrarian Fund, Janus Henderson Forty Fund, and Janus Henderson Forty Portfolio are currently classified as non-diversified and stated that, to the extent each Fund operates as a diversified fund for more than three years, it will be required to request and receive shareholder approval prior to changing its status back to non-diversified.

Response: Each Registrant acknowledges the Staff’s comment.

4.

Staff Comment: The Staff noted that the disclosure in the shareholder report for Janus Henderson Money Market Fund states that “[s]hareholders, including other funds. . . may from time to time own (beneficially or of record) a significant percentage of the Fund’s shares.” (Emphasis added.) The Staff questioned the eligibility of other funds to invest in the Fund since the Fund is classified as a retail money market fund and has policies and procedures reasonably designed to limit all beneficial owners of the Fund to natural persons.

Response: JIF notes that the reference to “other funds” was inadvertently included in the Notes to Financial Statements section and will remove this disclosure from future shareholder reports.

5.

Staff Comment: The Staff asked the Registrants to confirm whether the adoption of Accounting Standards Update No. 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”) has had material impact on the fixed-income Funds.

Response: The Registrants have confirmed that any adjustments made pursuant to ASU 2017-08, as applicable, did not have a material impact on the fixed income Funds’ financial statements. While not deemed to be material, JIF included disclosure regarding the adjustment pursuant to ASU 2017-08 in the shareholder report for Janus Henderson Short-Term Bond Fund after determining that this information may be useful to a shareholder’s understanding of the Fund’s financial statements.

6.

Staff Comment: The Staff noted that the Schedule of Investments in Janus Henderson Multi-Sector Income Fund’s shareholder report reflects three positions in Carvana issues, one of which is marked as an interest-only security. The Staff asked the Registrant to confirm whether this holding is an asset-backed security or an equity tranche of an asset-backed security trust. To the extent the holding is an equity tranche of an asset-backed security trust, the Staff asked the Registrant to supplementally explain the concentration of such trusts held by the Fund and whether the Registrant’s accounting for such trusts aligns with Generally Accepted Accounting Principles.

Response: JIF notes that the Fund did not hold certificates of the grantor trusts (i.e., equity tranches) and confirms that, in its view, the three positions in Carvana should be classified as asset-backed securities, which is consistent with how they were reported in Janus Henderson Multi-Sector Income Fund’s shareholder report. JIF further notes that the Carvana Auto Receivables Trust 2019-1, 5.6400% note entitles holders to receive both principal and interest payments, whereas the Carvana Auto Receivables Trust 2019-2 and Carvana Auto Receivables Trust 2019-4 notes held by the Fund entitle the Fund to receive only interest payments in accordance with the offering documents. Accordingly, Carvana Auto Receivables Trust 2019-4 should have also been denoted as an interest-only security in the Fund’s shareholder report and will be going forward to the extent still held.

7.

Staff Comment: Citing Janus Henderson Multi-Sector Income Fund’s investments in to-be-announced (“TBA”) issuers as an example, the Staff asked the Registrant to consider including separate receivable and payable line items in the Statement of Assets and Liabilities for TBA issuers if such amounts are significant.

Response: The Registrants will consider adding disclosure to future shareholder report filings to address the Staff’s comment.

8.

Staff Comment: The Staff asked the Registrants to consider noting the percent of a Fund’s investments in issuers that are classified as Level 3 – Significant Unobservable Inputs, if any, in the Notes to Schedule of Investment and Other Information.

Response: The Registrants will consider adding disclosure to future shareholder report filings to address the Staff’s comment.

9.

Staff Comment: For Funds with a performance-based investment advisory fee, the Staff asked the Registrants to consider disclosing more information about such fees and how they are calculated in future shareholder reports.

Response: The Registrants will consider adding disclosure to future shareholder report filings to address the Staff’s comment.

10.

Staff Comment: The Staff asked the Registrants to supplementally provide information about the nature of the net asset value (“NAV”) errors reported in the Form N-CENs for Janus Henderson Asia Equity Fund, Janus Henderson Global Allocation Fund – Conservative, Janus Henderson Global Allocation Fund – Moderate, Janus Henderson Global Allocation Fund – Growth, and Janus Henderson Enterprise Portfolio, and whether any reprocessing was required.

Response: The NAV error that was reported for Janus Henderson Asia Equity Fund was caused by applying an incorrect foreign tax liability adjustment, and resulted in the reprocessing of shareholder activity. The NAV errors that were reported for Janus Henderson Global Allocation Fund – Conservative, Janus Henderson Global Allocation Fund – Moderate, and Janus Henderson Global Allocation Fund – Growth were caused by processing certain transactions at a stale price, and also resulted in the reprocessing of shareholder activity. The NAV error for Janus Henderson Enterprise Portfolio was the result of a corporate action not being accurately recorded within the accounting records, and did not require the reprocessing of shareholder activity.

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If you have any concerns regarding the above responses, please call me at 303-394-7310.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Senior Legal Counsel

cc:	Stephanie Bullington

Abigail Murray, Esq.

Jesper Nergaard